Filed by Foamix Pharmaceuticals Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule l4a-12

under the Exchange Act of 1934

Subject Company: Foamix Pharmaceuticals Ltd.

Commission File No.: 001-36621

Form S-4 filed by Menlo Therapeutics Inc. File No.: 333-235351

Investor Presentation January 2020 A Proposed Compelling Dermatology Combination

Forward-Looking Statements 2 This presentation contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Menlo Therapeutics Inc. (“Menlo”) or Foamix Pharmaceuticals Ltd. (“Foamix”) may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Menlo or Foamix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Menlo or Foamix does business, or on Menlo’s or Foamix’s operating results and business generally; (v) Menlo’s or Foamix’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Menlo or Foamix may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Menlo or Foamix may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Menlo and Foamix are set forth in their respective filings with the SEC, including each of Menlo’s or Foamix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Menlo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors” and Item 1A of Part II of Foamix’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors.” The risks and uncertainties described above and in Menlo’s most recent Quarterly Report on Form 10-Q and Foamix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Menlo and Foamix and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Menlo and Foamix file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Menlo and Foamix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. This presentation concerns product candidates that are under clinical investigation. None of such product candidates have been approved for marketing by the FDA or the EMA, and such product candidates are currently limited to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated.

3 World’s first FDA approved topical minocycline 1 late stage product candidate Large market opportunities Targeting the most difficult therapeutic challenges Cracking the code on indication specific topical medicine innovation Innovation platform: Molecular Stabilizing Technology Pursuing innovative treatments to address high unmet needs Guided by our culture Proven team with long standing R&D + commercial experience Challenging the status quo and reimagining what’s possible Foamix: Thinking Differently About Dermatology Mission: Improve the lives of patients by developing and commercializing proprietary, innovative and differentiated drugs in dermatology and beyond.

Transaction Highlights Strategic combination expected to create a scaled player in the dermatological space with enhanced financial profile Merger creating a stronger dermatology focused company Enhances the combined company’s late stage pipeline and commercial opportunity Strong balance sheet with cash anticipated through H1 2021 Acquisition of unique asset (serlopitant) with near-term potential value creating catalysts Enrollment completed for two Phase III clinical trials for pruritus associated with Prurigo Nodularis (“PN”) – results expected in March / April 2020 “Orphan-like” disease with ~ 200k patients treated and estimated prevalence of 0.5-1mm in US No FDA approved treatments for PN and dermatologists see acute need for new therapy Granted “Breakthrough Therapy” designation for PN in January 2019 Durability of asset via other potential indications, although primary focus will remain on PN indication in near term Creates a new leader in Dermatology Platform-based company + Indication-based company = more complete & diversified product portfolio with pipeline to support durability of franchises Merger structure results in combined company domicile in Delaware 4

Strategic Rationale Combination expected to create a scaled player in the dermatological space with enhanced financial profile Value creation through greater future earnings momentum (1+1=3+ earnings synergy) Potential of 3 product launches within next 24 months (with a potential of $100mm+ revenue each) HCP target overlap ~ 80% for acne, rosacea, and PN Leverage of singular commercial infrastructure enables faster revenue ramp and improved profitability Significant opportunity to leverage commercial infrastructure for multiple product launches AMZEEQ™: (minocycline) topical foam, 4%, for treatment of moderate-to-severe acne, approved October with planned launch in January, 2020 FMX103: topical minocycline foam for treatment of moderate-to-severe rosacea PDUFA June 2020 and potential launch Q4, 2020 Serlopitant for PN: anticipated NDA filing 2H 2020 and potential launch 2H 2021 Significant cost synergies + improved balance sheet with extended cash runway Combined company savings projected to be >$50mm/yr beginning 2021 through elimination of duplicate functions & infrastructure Opportunities to partner products OUS Combined cash from transaction creates combined entity with expected cash runway anticipated through 1H 2021 Larger company will potentially have better access to capital markets reducing the cost of capital 5

Diversified Dermatology-Focused Pipeline with Near Term Milestones Safety and efficacy of these investigational products have not been established. There is no guarantee that pipeline products will receive FDA approval or become commercially available. Preclinical Phase I Phase II Phase III Approved / Marketed Key Milestones NDA approval of first topical minocycline NDA submitted in August 2019 PDUFA June 2nd, 2020 Phase II FPI Q3 2019 TLR anticipated mid-2020 Phase III TLR anticipated March/April 2020 Phase II completed Ph II TLR anticipated Late Feb 2020 Prurigo Nodularis Pruritus Psoriasis Pruritus Chronic Pruritus of Unknown Origin FMX103 moderate-to-severe papulopustular rosacea FCD105 moderate-to-severe acne vulgaris 6

Multiple Potential Value-Creating Catalysts in Next 12 Months Q1’2020 Q2’2020 Q3’2020 Q4’2020 AMZEEQ Commercial Launch (January 2020) FMX103 PDUFA (June 2020) FCD105 Top-Line Data (Mid-2020) Serlopitant CPUO Phase II Data (Late Feb 2020) Serlopitant PN Phase III Data (March / April 2020) Serlopitant Pruritus Associated with PN NDA Filing (2H’2020) FMX103 Commercial Launch (4Q 2020) 7

A Compelling Dermatology Combination Source: Cash balance as of September 30, 2019, respectively. Combined Approved / Marketed Commercial Products AMZEEQ™ (formerly FMX101) Near-Term Commercial Products FMX103 Serlopitant (PN) Clinical Pipeline FCD105 Other Indications Platform Technology Enhanced Financial Position (1) $76 million $93 million $169 million 8

9 AMZEEQ™ (minocycline) topical foam, 4% is indicated for the treatment of inflammatory lesions of non-nodular moderate to severe acne vulgaris in adults and pediatric patients 9 years of age and older. Limitations of Use: This formulation of minocycline has not been evaluated in the treatment of infections. To reduce the development of drug-resistant bacteria as well as to maintain the effectiveness of other antibacterial drugs, AMZEEQ should be used only as indicated. Select Important Safety Information Adverse Reactions: The most common adverse reaction reported during clinical trials of AMZEEQ was headache. Please see slides 45 and 46 for Important Safety Information. Please visit www.amzeeq.com for full prescribing information.

10 (1) Hazot Y, et al. J Anal Pharm Res. 2017;4(5):00117. (2) Data on file. Molecule Stabilizing Technology (MST)™ Novel Molecule Stabilizing Technology (MST)™ Delivery Stabilizes hydrophobic molecules Surfactant & irritant free formulation designed to maintain barrier function, improve tolerability and compliance1 Low mechanical sheer designed to enhance spreadability Delivers unstable drugs that have been difficult to formulate topically Targets delivery of minocycline directly into the pilosebaceous unit 2

Distribution of Minocycline in the Skin and in Plasma: AMZEEQ™ versus oral Macdonald H et al. Clin Pharmacol Ther. 1973;14(5):852-861. *(1.5mg/kg at Day 21) Jones TM. J Drugs Dermatol. 2017;16(10):1022-1028. †(Oral minocycline 1mg/kg at 24 hrs) §(AMZEEQTM 4g/day for 21 Days) Elliot R et al. Presented at the Fall Clinical Dermatology Conference, October 17-20, 2019, Las Vegas, NV. ‡(AMZEEQTM 10 mg/cm2) after 12 hrs Disclaimer: Based on in vitro data. The clinical relevance of this is unknown. 11 AMZEEQ demonstrated ~750x lower blood concentration than oral minocycline, whereas the AMZEEQ skin level was observed to be ~150X higher than oral minocycline. Approximately half of minocycline delivered to the epidermis was recovered from the sebaceous appendages3 Epidermis Concentration3‡ : 560 g/mL Dermis Concentration3‡ : 17.5 g/mL Plasma Concentration2§ Mean Cmax: 1.3 ng/mL Epidermis Concentration1*: 3.7 g/mL Dermis Concentration1*: 2.3 g/mL Plasma Concentration2† Mean Cmax: 850 ng/mL Oral Minocycline AMZEEQTM

Acne Market Size1 Source: (1) Symphony Health Solutions PHAST, data ending DEC’18- weighted 12 18M Brand vs. Generic Acne TRx Volume 2018 Generic 12.9M 71% Brand 5.2M 29% Brand vs. Generic Acne $ Volume 2018 Generic $1.7B 33% Brand $3.4B 67% $5.2B

13 Source: Symphony Integrated Dataverse (IDV) Patient Claims Database, Time Period: 24 months ending Feb ‘19 >170k 97% 67% Acne Sufferers 73% Acne TRx ~6k HCP Target List AMZEEQ™ Targeting Approach Patient Claims based targeting strategy enables Foamix to narrow the acne diagnosing HCP field from >170k to a select ~6k providers (3%) while capturing the majority of the promotable TRx and Patient market volumes. 3% Patient Claims Based Targeting Strategy Focusing on select HCPs that can deliver significant impact at launch. Prioritized via choice screening measures: Acne diagnosed patient volume Acne TRx volume Preference for a brand vs. generic Early adoption preference

14 Rosacea Market Size1 Source: (1) Symphony Health Solutions PHAST, data ending DEC’18- weighted 5M Brand vs. Generic Rosacea TRx Volume 2018 Generic 3.4M 72% Brand 1.3M 28% Brand vs. Generic Rosacea $ Volume 2018 Generic $454.8M 37% Brand $759.2M 63% $1.2B

Attractive Commercial Opportunity in PN ~200k PN patients treated each year(1) ~500k – 1m patients in US(1) On therapy two to six months per year(2) $900–$2,400 per month(3) 75% of PN patients are diagnosed by a dermatologist ~5k derms treat majority of PN patients Estimated 50 person field force could reach high- prescribing derms If approved, serlopitant would be first to market in PN Will explore opportunities to partner OUS IQvia.estimate for 2017. Menlo internal estimate. Estimates based on company payer research and symptom relief analogs 15

Opportunity to Leverage Commercial Infrastructure Shared Infrastructure Sales Force Convention Advertising Media Purchasing Internal Infrastructure Sample Management Trade & Distribution Apparatus Data Purchasing Field Reimbursement Team Field Medical Team Medical Communications The Combined Company’s AMZEEQ Salesforce can Support these Products with Minimal Additional Investment Symphony Health Solutions IDV Vantage, October 2018. AAD. Acne Stats and Facts. www.aad.org/media-resources/stats-and-facts/conditions. Accessed March 30, 2016. GlobaData, EpiCast. Acne Vulgaris Epidimiology Forecast to 2022; 30-34.; Mancini AJ. Adv Stud Med. 2008;8:100-105. National Rosacea Society. Rosacea Review; Winter 2010. http://www.rosacea.org/rr/2010/winter/article_1.php. Accessed May 16, 2016. Internal Menlo Therapeutics estimates. 16 Prurigo Nodularis Patients Acne Patients Rosacea Patients Field Force Overlap >80% Deployment Overlap

Foamix: Thinking Differently About Dermatology Foamix merger with Menlo Therapeutics creates a scaled player in dermatology with a stronger financial profile Cost synergies > $50mm/yr beginning in 2021 Cash runway anticipated through H1 2021 Enhanced EBIT through 3 potential new product launches over next 24 months leveraging one infrastructure AMZEEQ™ for acne FMX103 for rosacea Serlopitant for pruritis associated with PN Durable franchises via built-in pipeline Topical platform provides for expanded utilization Oral NCE with breakthrough therapy designation + multiple pruritic indication opportunities Broad IP

AMZEEQ™ (minocycline) topical foam, 4% Indication and Important Safety Information INDICATIONS AND USAGE AMZEEQ™ (minocycline) topical foam, 4% is indicated for the treatment of inflammatory lesions of non-nodular moderate to severe acne vulgaris in adults and pediatric patients 9 years of age and older. Limitations of Use: This formulation of minocycline has not been evaluated in the treatment of infections. To reduce the development of drug-resistant bacteria as well as to maintain the effectiveness of other antibacterial drugs, AMZEEQ should be used only as indicated. IMPORTANT SAFETY INFORMATION Contraindications: Persons who have shown hypersensitivity to any of the tetracyclines or any other ingredient in AMZEEQ. Warnings and Precautions Flammability: The propellant in AMZEEQ is flammable. Instruct the patient to avoid fire, flame, and smoking during and immediately following application. AMZEEQ is a topical foam. While systemic absorption of AMZEEQ is low, and serious adverse reactions were not seen in clinical studies, the following adverse reactions associated with oral minocycline should be considered: Teratogenic effects, inhibition of bone growth & permanent tooth discoloration: Use during the second and third trimesters of pregnancy, infancy and childhood up to the age of 8 years may cause permanent discoloration of the teeth (yellow-gray-brown) and reversible inhibition of bone growth. Clostridium difficile associated diarrhea (CDAD): If CDAD occurs, discontinue AMZEEQ.

AMZEEQ is a topical foam. While systemic absorption of AMZEEQ is low, and serious adverse reactions were not seen in clinical studies, the following adverse reactions associated with oral minocycline should be considered (cont.): Hepatotoxicity & metabolic effects: If renal impairment exists or if liver injury suspected, discontinue AMZEEQ. Central nervous system effects: Patients experiencing light-headedness, dizziness or vertigo should be cautioned about driving vehicles or operating heavy machinery. Intracranial hypertension: Clinical manifestations include headache, blurred vision, diplopia, and vision loss. Discontinue AMZEEQ immediately if symptoms occur. Autoimmune syndromes: Symptoms may be manifested by fever, rash, arthralgia, and malaise. Discontinue AMZEEQ immediately if symptoms occur. Photosensitivity: Patients should minimize or avoid exposure to natural or artificial sunlight while using AMZEEQ. Advise patients to discontinue treatment with AMZEEQ at the first evidence of sunburn. Hypersensitivity reactions: Discontinue AMZEEQ immediately if symptoms of anaphylaxis, serious skin reactions, erythema multiforme, and drug reaction with eosinophilia and systemic symptoms (DRESS) syndrome occur. Tissue hyperpigmentation: Discoloration of organs, including nails, bone, skin, eyes, thyroid, visceral tissue, oral cavity (teeth, mucosa, alveolar bone), sclerae and heart valves. Superinfection: Overgrowth of non-susceptible organisms, including fungi. If superinfection occurs, discontinue AMZEEQ and institute appropriate therapy. Adverse Reactions: The most common adverse reaction reported during clinical trials of AMZEEQ was headache. Please visit www.amzeeq.com for full Prescribing Information. To report side effects of prescription drugs to the FDA, visit http://www.fda.gov/medwatch or call 1-800-FDA-1088. AMZEEQ™ (minocycline) topical foam, 4% Indication and Important Safety Information (cont’d)

20 Additional Information and Where to Find It On January 6, 2020, Menlo filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Menlo and Foamix and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). The registration statement has been declared effective by the SEC. Foamix expects, on January 13, 2020, to complete the mailing of the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. Foamix and Menlo may also file other relevant documents with the SEC regarding the proposed merger. This communication is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document which Menlo or Foamix may file with the SEC. BEFORE MAKING ANY VOTING DECISION, MENLO’S AND FOAMIX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF MENLO AND FOAMIX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Menlo and Foamix with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Menlo and Foamix through the website maintained by the SEC at www.sec.gov. Menlo and Foamix make available free of charge at www.menlotherapeutics.com and www.foamix.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. Participants in the Solicitation Menlo, Foamix and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Menlo and Foamix in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Menlo’s directors and officers in Menlo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on May 10, 2019. Security holders may obtain information regarding the names, affiliations and interests of Foamix’s directors and officers in Foamix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on March 11, 2019. Other information regarding the participants in the solicitation of proxies in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed, and may be contained in other relevant materials that may in the future be filed, with the SEC regarding the proposed merger. Investors may obtain free copies of these documents from Menlo or Foamix as indicated above. Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Presentation January 2020 A Proposed Compelling Dermatology Combination